UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Authentidate Holding Corp.

File No. 000-20190 - CF#26666

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       Authentidate Holding Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 7, 2011.

       Based on representations by Authentidate Holding Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

              Exhibit 10.2   through April 1, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Pamela Howell
              Special Counsel